Exhibit 77(d)(1)

                 Policies with Respect to Security Investments

Effective January 31, 2005, Class B common shares of ING Senior Income Fund were closed to new investments, provided that (1) Class B common shares of SIF may be purchased through the reinvestment of dividends issued by SIF; and (2) subject to the terms and conditions of relevant exchange privileges and as permitted under their respective prospectuses, Class B common shares of SIF may be acquired through exchange of Class B shares of other funds in the ING mutual funds complex for Senior Income Fund's Class B common shares.